SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended:  December 31, 2007

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission File No. 1-258

A.                                   Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation

200 S. Wacker Drive, Suite 4000

Chicago, Illinois 60606

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Continental Materials Corporation

Employees Profit Sharing Retirement Plan

Chicago, IL

We have audited the accompanying statements of net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, IL

June 27, 2008

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments at fair value (Notes 2, 3, and 4)	$35,889,043	$32,606,255
Loans to participants	2,174,744	1,847,579
Total investments	38,063,787	34,453,834

Receivables:
Employer contributions	506,775	1,151,732
Employee contributions	104,314	110,375
Total receivables	611,089	1,262,107

Total assets	38,674,876	35,715,941

LIABILITIES
Administrative expenses	—	(2,500)
Total liabilities	—	(2,500)

Net assets reflecting all investments at fair value	38,674,876	35,713,441

NET ASSETS AVAILABLE FOR BENEFITS	$38,674,876	$35,713,441

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividend income	$3,708,658
Net depreciation in fair value of investments	(160,450)
Total investment income	3,548,208

Contributions:
Employer	1,526,543
Employee	2,006,845
Total contributions	3,533,388

Total additions	7,081,596

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,104,186
Administrative expenses	15,975
Total deductions	4,120,161

NET INCREASE	2,961,435

Net assets available for benefits - beginning of year	35,713,441

Net assets available for benefits - end of year	$38,674,876

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan established to provide retirement benefits to eligible employees.  Under the Plan, all nonunion employees of Continental Materials Corporation (“CMC”, the “Company”) and its subsidiaries (collectively the “Employer”) who have met the eligibility requirements may elect to participate in the Plan.  New York Life Trust Company (“NYLTC”) serves as the Trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation and Contributions:  Eligible employees are automatically enrolled in the Plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service, with the Employer.  Employees have the options of waiving participation and choosing other participation levels.

A participating employee may make pretax contributions to the Plan based upon a percentage of compensation.  The pretax contributions cannot be less than 1% or greater than 50%, or greater than 15% for those designated as highly compensated.  Employee contributions are fully matched by the Employer up to 3%.  In addition, annual Employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service.  Such Employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s and Employer’s contributions.  Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund net of administrative expenses, is allocated to all fund participants based on their respective total fund balances.

Vesting:  Participant contributions plus the earnings thereon are fully vested.  Vesting in the Employer contributions and the earnings thereon is determined on a graded schedule based on years of service.  A participant is 100% vested after six years of service.  If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant’s Employer contribution account becomes immediately vested and is nonforfeitable.

Payment of Benefits:  A participant is eligible to receive a lump-sum distribution upon his/her death, retirement, termination of service, or permanent disability.  Participants may also be eligible for benefit payments if they qualify for hardship or in-service distributions, as defined in the Plan.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Participant Loans:  A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time of application.  The period for repayment of the loan generally cannot exceed five years, unless the loan is used for the purchase of a home, in which case the repayment of the loan cannot exceed 15 years.  The interest paid on loans is transferred to the investment fund(s) from which the loan principal originated.  No more than two loans may be outstanding at one time.

Allocation of Forfeitures:  Forfeitures of terminated participants are used first to pay administration fees, and then used to reduce the annual Employer contribution.  If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated.  As of December 31, 2007 and 2006, the forfeiture account totaled $53,717 and $71,620, respectively.  Forfeitures during 2007 were $71,932.

Administrative Expenses:  Investment management, custodial, and record keeping expenses of the Plan are paid from the assets of the Plan.  Legal and audit expenses and the Plan administrator’s salary are absorbed by the Employer.  Loan fees and portfolio fees are paid out of the accounts of the individuals receiving loans or investing in portfolios.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan values investments at fair value.  Mutual funds and common stock are stated at the quoted market price on the last business day of the year.  The fair value of the Plan’s interest in the Stable Value Fund (a pooled separate account) is based upon the net asset values of the fund reflecting all investments at fair value, as reported by the fund manager.  Management has determined that the estimated fair value of the Plan’s investments in fully benefit-responsive contracts held by the Stable Value Fund as of December 31, 2007 and 2006 approximates contract value, and any difference between fair value and contract value is immaterial.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The SVF is managed by New York Life Insurance Company.  The contract for the SVF specifies certain conditions under which distributions from the SVF would be payable at amounts below contract value.  Such circumstances may include a partial plan termination, mergers, spin-offs, layoffs, early retirement incentive programs, sales or closings of all or a portion of the plan sponsor’s operations, bankruptcy, or receivership, if these events would lead to a request for payment of more than 10% of the Plan’s value in the fund.    The contract does not limit the circumstances under which the issuer may terminate the contract.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the SVF is based on actual returns of the underlying assets.  The SVF does not have a guaranteed crediting rate, however it cannot be less than zero.

	2007	2006
Average contract yield:
Based on annualized earnings (1)	5.24%	4.66%
Based on interest rate credited to participants (2)	4.74%	4.16%

(1)   Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

(2)   Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

Participant loans are valued at the outstanding loan balances.

Investment transactions are reflected on a trade-date basis.  Net earnings on investments are allocated to participants on a daily basis.

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The impact of adopting FAS 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is currently being evaluated.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Realized and Unrealized Gains and Losses:  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits:  Benefit payments to participants are recorded upon distribution.  There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2007 and 2006.

NOTE 3 - INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the Employer contributions, and their account balance to any or all of 12 investment options which consist of ten mutual funds, one Stable Value Fund, and a CMC stock fund (which invests in Continental Materials Corporation stock).  There are also three premixed allocations that may be chosen.  These are designed as income-oriented, income-and growth-oriented, and growth-oriented portfolios.  Participants may change their investment elections at any time.

NOTE 4 - INVESTMENTS

The fair value of investments held at December 31, 2007 and 2006, which represent 5% or more of total net assets available for benefits, are as follows:

	2007	2006

New York Life Insurance Stable Value Fund Anchor Account I	$6,575,752	$4,845,609
PIMCO Total Return Fund	4,397,479	3,509,143
MainStay S&P 500 Index Fund	4,723,701	4,583,135
MainStay ICap Equity Fund I	1,892,421	2,238,889
Franklin Small Mid-Cap Growth Fund	3,262,102	3,129,549
Janus Twenty Fund	2,718,472	*
Templeton Foreign Fund	3,440,387	3,332,366
MainStay MAP Fund I	2,494,128	2,381,987
Templeton Developing Markets Trust Fund	2,740,140	3,418,858

* Does not represent 5% of net assets

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $160,450 as follows:

Mutual funds	$(118,328)
Company stock	(42,122)
$(160,450)

NOTE 5 - TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.  In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan’s assets to participants or their beneficiaries would be made by the trustee of the Plan.

NOTE 6 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated June 30, 2004, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter; however, the Employer and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  These options consist of a combination of investment securities including a pooled separate account, mutual funds, and Continental Materials Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Continental Materials Corporation pays certain professional fees for the administration and audit of the Plan.

Certain Plan investments are shares of mutual funds or a pooled separate account managed by New York Life Investment Management (“NYLIM”) or New York Life Insurance Company (“NYLIC”).  As New York Life Trust Company is the trustee of the Plan and NYLIM and NYLIC are affiliated with the trustee, these transactions qualify as party-in-interest transactions. As of December 31, 2007 and 2006, the Plan held 54,347 and 54,128 shares of common stock of Continental Materials Corporation, valued at $1,402,153 and $1,433,851, respectively. As Continental Materials Corporation is the Plan Sponsor, this investment constitutes a party-in-interest investment.  In addition, the Plan document provides for participant loans which also qualify as party-in-interest transactions.  Administrative fees paid to New York Life Trust Company totaled $15,975 for the year ended December 31, 2007.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The difference between net assets available for benefits per the financial statements and the Form 5500 at December 31, 2007 and 2006 is $611,089 and $3,721, respectively.  The difference at December 31, 2007 relates to contributions receivable.  The difference at December 31, 2006 relates to defaulted loans.  The difference between the net increase in net assets available per the financial statements and the Form 5500 for the year ended December 31, 2007 is $607,368,   which relates mainly to contributions receivable.

SUPPLEMENTAL SCHEDULES

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2007

Name of plan sponsor: Continental Materials Corporation

Employer identification: 36-2274391

Three-digit plan number: 002

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102`	$16,216

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	—

Total Delinquent Participant Contributions (line 4a of Schedule H)	16,216

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$16,216	(1)

(1)	Of this amount, $3,400 has been fully corrected outside of the VFC Program during 2007 and $12,216 has been fully corrected outside of the VFC Program during 2008.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i, FORM 5500 – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of plan sponsor:  Continental Materials Corporation

Employer identification:  36-2274391

Three-digit plan number:  002

		(c)
	(b)	Description of Investment
	Identity of	Including Maturity Date,		(e)
	Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

		Pooled Separate Account
*	New York Life Insurance Co.	Stable Value Fund (Anchor Account I)	#	$6,575,752

		Mutual Funds
*	New York Life Investment Mgmt	MainStay S&P 500 Index Fund	#	4,723,701
		MainStay ICAP Equity Fund I	#	1,892,421
		MainStay Map Fund I	#	2,494,128

	PIMCO	Total Return Fund	#	4,397,479

	Franklin	Small Mid-Cap Growth Fund	#	3,262,102

	Janus	Twenty Fund	#	2,718,472

	Templeton	Developing Markets Trust Fund	#	2,740,140

	Templeton	Foreign Fund	#	3,440,387

	Oppenheimer	Capital Appreciation Fund	#	452,183

	Wells Fargo	Small Cap Value Fund	#	1,629,096

		Other investments
*	Continental Materials Corp	Common Stock	#	1,402,153

*	New York Life Investment Mgmt	MainStay Cash Reserves Fund	#	161,029

*	Plan participants	Participant loans, interest rates at 5% to 9 ½% with ranging maturities until March 2020	#	2,174,744

				$38,063,787

*	Party-in-interest
#	Participant directed investments, cost not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

CONTINENTAL MATERIALS CORPORATION

Date:	June 30, 2008	/s/ Joseph J. Sum
	By:	Joseph J. Sum
	Title:	Vice President and Chief Financial Officer